July 1, 2024

Sean M. Mahoney
Chief Financial Officer
RLJ Lodging Trust
7373 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814

       Re: RLJ Lodging Trust
           10-K filed February 27, 2024
           8-K filed February 26, 2024
           File No. 001-35169
Dear Sean M. Mahoney:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction